Mr. Michael C. Volley

Staff Accountant

United States Securities and Exchange Commission (SEC)

100 F Street, N.E.

Washington, DC 20549

March 3, 2011

Via Electronic Data Gathering, Analysis, and Information Retrieval (EDGAR) System

Dear Mr. Volley:

Please accept this correspondence to confirm my telephone conversation this morning with SEC Staff Accountant Ms. Brittany Ebbertt. Miss Ebbertt and I spoke about your comment letter dated February 16, 2011 to WVS Financial Corp.’s Vice President, Treasurer, and Chief Accounting Officer Mr. Keith A. Simpson.

During my telephone conversation with Ms. Ebbertt, I requested that WVS Financial Corp. would like to submit its response to your comment letter on or before March 31, 2011 via the EDGAR system. Ms. Ebbertt agreed that this timeframe was acceptable to the SEC.

After we receive any SEC feedback to our response, we will then file, via EDGAR, amendments to our previously filed SEC Form 10-K for the year ended June 30, 2010, and Form 10-Q’s for the periods ended December 31, 2010 and September 30, 2010.

Sincerely,

David J. Bursic

President and

Chief Executive Officer

Cc:	Mr. Keith A. Simpson (via Interoffice Mail)
Mr. Harry E. Bertrand, CPA, Principal, S. R. Snodgrass, A.C. (via U.S. Mail)
Mr. Kenneth B. Tabach, Esq., Elias, Matz, Tiernan & Herrick, L.L.P. (via U.S. Mail)